September 6, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Jennifer Monick
Robert Telewicz
Linda van Doorn
Louise Dorsey

Re:	Federal Realty Investment Trust (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2006
Form 10-Q for Quarterly Period Ended March 31, 2007
File No. 1-07533

Ladies and Gentlemen:

On behalf of our client, Federal Realty Investment Trust, a Maryland real estate investment trust (the “Company”), this letter responds to the Staff’s letter dated June 20, 2007 and is a supplement to the Company’s previous response letter dated July 20, 2007. In order to facilitate your review of this letter, we have restated the Staff’s comment below and have included the Company’s response underneath of it.

Form 10-K for the year ended December 31, 2006

Note 2. Real Estate, page F-16

We have considered your response to our prior comment one. After reviewing your SAB 99 analysis, we continue to believe that the operations and gain from sale of Greenlawn Plaza should be classified as continuing operations. Please revise your Form 10-K for the year ended December 31, 2006 to reflect the classification of the gain related to the sale of Greenlawn Plaza as well as its operating results prior to sale as continuing operations in accordance with paragraph 42 of SFAS 144 and EITF 03-13.

On August 1, 2007, the Company filed its Form 10-Q for the quarter ended June 30, 2007. Because the sale of Greenlawn Plaza occurred in the quarter ended June 30, 2006, this Form 10-Q included an income statement for the period during which the sale occurred. In order to be consistent with Rule 3-15, Special Provision as to Real Estate Investment Trusts, the Company reclassified the gain on sale of Greenlawn Plaza as a separate caption after discontinued operations, and although the Company believes it is immaterial, has also reclassified the results of operations into continuing operations. The Company will continue this classification in future filings.

The Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
-	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
-	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or require additional information, please do not hesitate to contact me at (202) 663-8326.

Thank you for your consideration in these matters.

Sincerely,

/s/ Lilyanna L. Peyser
Lilyanna L. Peyser

cc:	Larry Finger, Federal Realty Investment Trust
Kirk Rogers, Grant Thornton